[Chapman and Cutler LLP Letterhead]

August 23, 2018

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Destra Investment Trust
File Nos. 333-167073; 811-22417

Dear Ms. Vroman-Lee:

This letter responds to your comments provided by telephone regarding the registration statement filed on Form N-1A for Destra Investment Trust (the “Trust”) with the Securities and Exchange Commission (the “Commission”) on June 14, 2018 (the “Registration Statement”). The Registration Statement relates to the Destra Wolverine Dynamic Asset Fund and Destra Flaherty & Crumrine Preferred and Income Fund (the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Destra Flaherty & Crumrine Preferred and Income Fund

Comment 1 – Fees and Expenses of the Fund

In the narrative to the Shareholder Fees table, please include a cross-reference to Appendix A which relates to front-end sales charge waivers on Class A shares available at Morgan Stanley Wealth Management.

Response to Comment 1

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 2 – Fees and Expenses of the Fund

If there are scheduled variations in sales loads, please include language to the following effect:

“More information about these and other discounts is available from financial professional and in Appendix A to this prospectus.

Response to Comment 2

The Fund respectfully declines to revise the disclosure as it believes this concept is adequately addressed by the disclosure already included in the prospectus, set forth below:

More information about these and other discounts, as well as eligibility requirements for each share class, is available from your financial professional and in “Shareholder Information” on page 24 of this Prospectus, in the appendix to this Prospectus and in “Purchases” on page 29 of the Fund’s Statement of Additional Information.

Comment 3 – Fees and Expenses of the Fund

Please revise footnote #1 to the Annual Fund Operating Expenses regarding the Fund’s fee waiver to include disclosure that the Fund may only make recoupment payments to the Adviser if such payment does not cause the Fund’s expense ratio to exceed both: (1) the expense cap in place at the time the amounts were waived; and (2) the Fund’s current expense cap.

Response to Comment 3

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 4 – Principal Investment Strategies

The Commission notes that disclosure in the section entitled “Principal Risks” explains how convertible securities may be considered either “preferred” or “income producing.” However, there is no similar disclosure regarding contingent convertible securities (“CoCos”). Please include disclosure which clarifies how CoCos can be classified as “preferred” or “income-producing.”

Response to Comment 4

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 5 – Principal Investment Strategies

Please revise the disclosure contained in the section entitled “Principal Investment Strategy” to disclose that the Fund may invest in real estate investment trusts (“REITs”).

Response to Comment 5

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 6 – Principal Investment Strategies

Please revise the disclosure contained in the section entitled “Principal Investment Strategy” to disclose that the Fund may invest in securities of small capitalization issuers.

Response to Comment 6

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 7 – Principal Investment Strategies

To the extent that the Fund invests in emerging market securities, please include appropriate disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks.”

Response to Comment 7

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 8 – Principal Investment Strategies

Please confirm the Fund’s diversification status. To the extent that the Fund is non-diversified, please provide the appropriate disclosure in the sections entitled “Principal Investment Strategies” and “Principal Risks.”

Response to Comment 8

As is currently set forth in each Fund’s prospectus and statement of additional information, the Destra Wolverine Dynamic Asset Fund is non-diversified and the Destra Flaherty & Crumrine Preferred and Income Fund is diversified.

Comment 9 – Additional Information About the Risks

Please confirm that the risk disclosure contained in Item 9 is more robust, not identical, to the risk disclosure Item 4.

Response to Comment 9

The Fund respectfully declines to revise the disclosure. The Fund’s principal risks are disclosed in Item 4. To the extent there is additional detail about the Fund’s principal risks that is not summarized in Item 4, but which is responsive to Item 9, the Fund has disclosed such detail in the Item 9 disclosure. In accordance with General Instruction C.3(a) of Form N-1A, which states that “information that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”

Destra Wolverine Dynamic Asset Fund

Comment 10 – General

Please apply any applicable comments given regarding the Destra Flaherty & Crumrine Preferred and Income Fund to the Destra Wolverine Dynamic Asset Fund.

Response to Comment 10

The Destra Wolverine Dynamic Asset Fund confirms it will apply any applicable comments.

Comment 11 – Principal Investment Strategies

Please revise the disclosure contained in the section entitled “Principal Investment Strategy” to disclose that the Fund may have a high degree of portfolio turnover.

Response to Comment 11

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 12 – Principal Risks

The Commission notes that “Depositary Receipts Risk” is included as a non-principal risk. Please confirm that the risks posed by the Fund’s investments in depositary receipts does not constitute a principal risk to the Fund. If it is determined that the risks posed by depositary receipts do constitute a principal risk, please revise the disclosure accordingly.

Response to Comment 12

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 13 – Principal Risks

With regard to “Derivatives Risk” set forth in the section entitled “Principal Risks,” please disclose the actual risk of the derivatives listed in the section entitled “Principal Investment Strategies.” These risks should be tailored specifically to how the Fund expects to be managed.

Response to Comment 13

The referenced section currently contains “Futures Contracts Risk,” “Options Risk” and “Swap Agreements Risk,” which are sufficiently tailored risk disclosures. Pursuant to the Commission’s request, the Fund has included “Forward Contracts Risk” as well.

Comment 14 – Principal Risks

With regard to “High Yield Securities Risk” set forth in the section entitled “Principal Risks,” please include disclosure that such securities are speculative in nature.

Response to Comment 14

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 15 – Principal Investment Strategies

Please revise the section entitled “Principal Investment Strategies” to include disclosure that the Fund is non-diversified.

Response to Comment 15

Pursuant to the Commission’s request, the prospectus has been revised accordingly.

Comment 16 – Taxes

The Commission notes that the Fund has not received a private letter ruling regarding its treatment of undistributed income from its Cayman subsidiary (the “Subsidiary”). Accordingly, please include its basis for determining that such undistributed income derived from the Subsidiary is properly categorized as qualifying income, such as an opinion of counsel.

Response to Comment 16

The Fund is relying on an opinion from counsel regarding the categorization of the referenced undistributed income. Such opinion will be filed as an exhibit to the Registration Statement.

Comment 17 – Subsidiary

Please disclose any of the Subsidiary’s principal investment strategies and principal risks that constitute principal investment strategies and principal risks of the Fund.

Response to Comment 17

As set forth in the prospectus, the Subsidiary has the same investment objective as the Fund but, unlike the Fund, it may invest without limitation in Commodities Instruments.

Comment 18 – Subsidiary

Please confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Response to Comment 18

Pursuant to the Commission’s request, the Fund confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

Comment 19 – Subsidiary

Please confirm in correspondence that: (1) the Subsidiary’s management fee, including any performance fee, will be included in “Management Fees” and that the Subsidiary’s other expenses will be included in “Other Expenses” in the Fund’s Annual Operating Expenses table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Commission of the Subsidiary’s books and records which will be maintained in accordance with the requirements of Section 31 of the Investment Company Act of 1940, as amended, and the rules thereunder.

Response to Comment 19

Pursuant to the Commission’s request, the Fund confirms that (1) the Subsidiary’s management fee, including any performance fee, will be included in “Management Fees” and that the Subsidiary’s other expenses will be included in “Other Expenses” in the Fund’s Annual Operating Expenses table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Commission of the Subsidiary’s books and records which will be maintained in accordance with the requirements of Section 31 of the Investment Company Act of 1940, as amended, and the rules thereunder.

Destra Flaherty & Crumrine Preferred and Income Fund and Destra Wolverine Dynamic Asset Fund

Comment 20 – Appendix A

The disclosure set forth in the appendix must specifically identify each intermediary whose investors receive a sales load variation. Please confirm that all such intermediaries are listed in Appendix A.

Response to Comment 20

Pursuant to the Commission’s request, the Funds confirm that Appendix A contains all relevant disclosure.

Comment 21 – Appendix A

All information regarding sales charge waiver and discount variations must be disclosed in the prospectus. Please confirm that the prospectus contains all relevant disclosure.

Response to Comment 21

Pursuant to the Commission’s request, the Funds confirm that Appendix A contains all relevant disclosure.

Comment 22 – Appendix A

The final bullet refers to Class C shares as “level load.” Please clarify what is meant by “level load.”

Response to Comment 22

In response to the Commissions’ request, the Funds have deleted the referenced disclosure to avoid confusion.

Comment 23 – Appendix A

The final paragraph references “fund family.” Please revise the disclosure to contain a definition for this term.

Response to Comment 23

Pursuant to the Commission’s request, the referenced disclosure has been revised as follows:

Shares purchased from the proceeds of redemptions from the mutual funds that are advised by Destra Capital Advisors LLC ...

Comment 24 – Appendix A

Please confirm all information is presented as required by the Investment Management Guidance Update with respect to sales load variations. For example, are there any CDSC waivers on Class A and Class C shares available at Merrill Lynch, rights of accumulation or any letters of intent?

Response to Comment 24

Pursuant to the Commission’s request, the Funds confirm that Appendix A contains all relevant disclosure.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren